Exhibit 2.1

ASSET PURCHASE AGREEMENT

BY AND AMONG

JOHN STARK ELECTRIC, INC.,

LIBERTY ELECTRIC, INC.

AND

JOHN P. COMEAU

October 31, 2021

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of October 31, 2021 is by and among John Stark Electric, Inc., a New Hampshire  corporation (the “Purchaser”),  Liberty Electric, Inc., a New Hampshire corporation (the “Company”), and John P. Comeau (“Equityholder”, and together with the Company, each a “Seller” and collectively the “Sellers”).  Capitalized terms used herein and not otherwise defined have the meanings given to such terms in Article VII below.

WHEREAS, the Company is engaged in commercial, industrial, large residential, healthcare, retail, and institutional electrical installations (the “Business”);

WHEREAS, the Purchaser and Sellers desire to enter into this Agreement whereby the Company proposes to sell to the Purchaser, and the Purchaser proposes to purchase from the Company, substantially all of the assets of the Company used in connection with the Business;

WHEREAS, Sellers recognize that their agreement to the terms of this Agreement (including Section 6.3) is a material inducement for the Purchaser to enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and understandings herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
Sale and Transfer of Assets; Purchase Price; Closing

1.1         Assets To Be Sold.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, but effective as of the Effective Time, the Company will sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser will purchase and acquire from the Company free and clear of any Liens, all of the Company’s right, title and interest in all of the properties and assets of the Company, excluding only the Excluded Assets, including, but not limited to, the following (collectively, the “Assets”):

(a)        all fixed assets and items of machinery, equipment, furniture, and all other tangible personal property of the Company, including without limitation those items set forth on Schedule 1.1(a);

(b)          all rights existing under all Company Contracts, excluding those identified as Excluded Assets, but including without limitation those set forth on Schedule 1.1(b) (“Purchased Contracts”);

(c)          all files, lists and records, in whatever form or medium, of customers (whether past or current), suppliers, distributors, and agents, with respect to the Assets and Business, including without limitation quotation and purchase records and all books, records, ledgers, files, documents, correspondence, lists, studies and reports and other printed or written materials with respect to the Assets and Business;

(d)        all inventory, wherever located, including all raw materials, spare goods and all other materials and supplies to be used in the production and service of the Company’s products, including without limitation the inventory set forth on Schedule 1.1(d) (the “Inventory”);

(e)          all intangible personal property of any kind or character of the Company, including without limitation all claims, deposits, warranties, guarantees, refunds, rebates, judgments, demands, causes of action, rights of recovery, rights of set-off and rights of recoupment of every kind and nature with respect to the Assets, whether fixed or contingent, including any liens or other rights to payment or to enforce payment in connection with products or services delivered by the Company in connection with the Business;

(f)        all of the Company’s Intellectual Property, including without limitation the Intellectual Property identified on Schedule 1.1(f), including, but not limited to, licenses and sublicenses granted and obtained with respect thereto related to the Business, all corporate and trade names used in connection with the Business, the Company’s telephone and fax numbers, social media accounts, domain name and website and any content (including any copyright therein), all passwords and similar access requirements with respect thereto, and all goodwill associated therewith, including rights thereunder, remedies against infringements thereof, and rights to protection of interests therein;

(g)          all Permits, to the extent assignable, listed on Schedule 1.1(g);

(h)          all billed and unbilled accounts receivable and all correspondence with respect thereto, including without limitation, all trade accounts receivable, notes receivable from customers, and all other obligations from customers, including without limitation the items listed on Schedule 1.1(h) (the “Accounts Receivable”);

(i)          all insurance and warranty proceeds received after the Closing Date with respect to damage, non-conformance of or loss to the Assets or with respect to the Assets or the Assumed Liabilities;

(j)          all prepayments, credits, loans to employees, prepaid expenses and similar assets;

(k)          any other asset, property, or right of a Seller, tangible or intangible, used in the conduct of the Business; and

(l)          all goodwill and going concern value associated with the Company’s operation of the Business.

1.2         Excluded Assets.  Notwithstanding the foregoing Section 1.1, The Purchaser acknowledges and agrees that the Purchaser is not acquiring the following assets of the Company (collectively, the “Excluded Assets”):

(a)          all Cash;

(b)          the Company’s rights under or pursuant to this Agreement and agreements entered into pursuant to this Agreement;

(c)          the Company’s minute books, statutory books and company seal;

(d)          all Permits that are not assignable;

(e)          all rights existing under each Contract set forth on Schedule 1.2(e);

(f)          all Company insurance policies;

(g)          all Employee Benefit Plans and employee Contracts;

(h)          all Contracts related to Indebtedness;

(i)          all bank accounts of the Company;

(j)          all shareholder receivables;

(k)          the Company’s Tax records, personnel records and other records required to be maintained by the Company under applicable Law, and books and records related exclusively to the Excluded Assets; and

(l)          the assets set forth on Schedule 1.2(l).

1.3          Liabilities.

(a)       Assumed Liabilities.  Sellers acknowledge and agree that the Purchaser is assuming (i) all of the Company’s Current Liabilities (excluding Indebtedness), to the extent incurred in the Ordinary Course of Business and included within the Working Capital Adjustment, and (ii) the Company’s obligations under the Purchased Contracts (collectively, the “Assumed Liabilities”).  Except for the Assumed Liabilities, the Purchaser is not assuming any other Liabilities or obligations of the Company (the “Excluded Liabilities”).  Notwithstanding the above, the Assumed Liabilities do not include any failure to perform, improper performance, or other breach, default or violation by the Company under the Purchased Contracts on or prior to the Closing Date.

(b)       Excluded Liabilities.  The Excluded Liabilities will remain the sole responsibility of and will be retained, paid, performed and discharged solely by Sellers.  For the avoidance of doubt, the Excluded Liabilities will expressly include (i) all Liabilities that are caused by the actions or inactions of the Company with respect to projects completed on or prior to the Closing Date except to the extent included in the Working Capital Adjustment, (ii) all Liabilities related to Taxes, (iii) all product liability, all returns, and all warranty liability with respect to sales made by the Company prior to the Closing Date, (iv) all Liabilities arising out of or relating to the Company, the Business or the Assets on or prior to the Closing Date, or relating to or arising out of any circumstances, events or actions occurring on or prior to the Closing Date, except to the extent included as Assumed Liabilities, (v) all Liabilities to current or former employees of the Company (and any dependents of such employees), whenever arising, including without limitation Liabilities to provide benefits to such employees under any benefit plans or any Liabilities associated with severance, commission or overtime payments due or becoming due to the current or former employees of the Company, whether arising from the consummation of the transactions contemplated hereby, or otherwise, and any claims relating to any Employee Benefit Plans, any other benefit or compensation plan, fund, arrangement or agreement of the Company, or the termination thereof, whenever accruing or arising, including without limitation, Liabilities to provide benefits to consultants that may arise or have arisen by operation of law or otherwise, and (vi) any other Liabilities of the Company not specifically included in the Assumed Liabilities.

In the event post-Closing that the Company is required to resolve a warranty claim, Purchaser agrees to perform such warranty work so long as it is compensated by the Company on a cost plus 15% basis.

1.4         Purchase Price.  The consideration for the Assets will be the sum of  One Million Three Hundred Thousand and no/100 Dollars ($1,300,000) (the “Closing Purchase Price”), adjusted by the Working Capital Adjustment as provided in Section 1.7, as further adjusted by the Earnout Payment, if any, payable pursuant to Section 1.8 (collectively, the “Purchase Price”).

1.5        Payment of Purchase Price; Assumption of Liabilities.  On the Closing Date, and subject to the conditions set forth in this Agreement:

(a)          The Purchase Price will be payable by the Purchaser at Closing as follows:

(i)          the Purchaser will pay the Outstanding Transaction Expenses;

(ii)        the Purchaser will pay an amount equal to One Hundred Thousand and no/100 Dollars ($100,000) (the “Indemnity Escrow Amount”), and an amount equal to One Hundred Thousand and no/100 Dollars ($100,000) (the “Working Capital Escrow Amount”) to Merritt & Merritt (the “Escrow Agent”) with such funds to be held in an escrow account pursuant to the terms and conditions of an escrow agreement (the “Escrow Agreement”);

(iii)       the Purchaser will pay any Indebtedness of the Company (the “Indebtedness Amount”), with such payment being made to the holders of such Indebtedness pursuant to payoff letters in form acceptable to the Purchaser; and

(iv)        the Purchaser will pay the Purchase Price to the Company as follows:

1)
A payment in cash or wire transfer of immediately available funds in the amount Seven Hundred Fifty Thousand and no/100 Dollars ($750,000), adjusted (plus or minus) by the Estimated Working Capital Adjustment, less the Indemnity Escrow Amount and the Working Capital Escrow Amount;

2)
Common Stock of iSun, Inc., a Delaware corporation,  valued at Two Hundred Fifty thousand and no/100 Dollars ($250,000), based on the 10-day volume weighted average Nasdaq closing price immediately prior to the Closing Date; and

3)	Three Hundred Thousand and no/100 Dollars ($300,000) in equal annual “earn out” installments over a two-year period following Closing, as set out in Section 1.8 hereof;

(b)          the Purchaser will assume the Assumed Liabilities.

1.6        The Closing.  The closing of the purchase and sale of the Assets and the transactions relating thereto (the “Closing”), will take place by simultaneous exchange of electronic or facsimile transmission of original signature pages on all documents and instruments required to be delivered pursuant to this Agreement with respect to the Closing, each of which will be deemed an original for all purposes.  The date of the Closing is referred to as the “Closing Date.”  The effective time of the Closing is 11:59 p.m. Eastern Standard Time on the Closing Date (the “Effective Time”).

1.7       Purchase Price Adjustment.  The Purchase Price will be subject to adjustment as provided in this Section 1.7 (the “Working Capital Adjustment”).

(a)          Working Capital. “Working Capital” shall be determined on the following basis (the “Working Capital Methodology”):

Accounts Receivable
Plus: Inventory
Plus: Costs in Excess of Billings
Plus: Prepaid Assets

Minus:

Accounts Payable
Plus: Billings in Excess of Costs

(b)        Estimated Working Capital Adjustment.  At least five (5) business days prior to the Closing Date, the Company will deliver to the Purchaser an estimated statement of the Working Capital as of the close of business on the day prior to the Closing Date, which will be acceptable to the Purchaser in the Purchaser’s reasonable discretion (the “Estimated Working Capital”).  If the Estimated Working Capital is greater than the Working Capital Target, then, on the Closing Date, the Purchase Price will be increased on a dollar for dollar basis by an amount equal to the Estimated Working Capital less the Working Capital Target, and if the Working Capital Target is greater than the Estimated Working Capital, then, on the Closing Date, the Purchase Price will be decreased on a dollar for dollar basis by an amount equal to the Working Capital Target less the Estimated Working Capital (such adjustment, the “Estimated Working Capital Adjustment”).

(c)          Closing Working Capital Adjustment.

(i)        Within ninety (90) days following the Closing Date, the Purchaser will prepare and deliver to the Company, a reasonably detailed statement (the “Closing Working Capital Statement”) of the Working Capital as of the close of business on the day prior to the Closing Date (the “Closing Working Capital”).  Following the Closing Date, the Purchaser agrees that it will cooperate with the Company and its advisors in making available to the Company and its advisors such books, records, financial information, work papers, and supporting data, as reasonably requested, in connection with the Company’s review of the Closing Working Capital.

(ii)       The Company may deliver a written notice to the Purchaser within forty-five (45) days of the Company’s receipt of the Closing Working Capital Statement stating whether the Company has any objections to the Closing Working Capital, describing in reasonable detail any objections thereto.  Failure to give a timely objection notice (or written notification from the Company that it has no objection to the Closing Working Capital Statement) will constitute acceptance and approval of the Closing Working Capital set forth therein, and such Closing Working Capital will be final and binding upon the parties.

(iii)       If the Company notifies the Purchaser of any objection to the Closing Working Capital Statement within the time period set forth in Section 1.7(c)(ii), the Purchaser and the Company will attempt in good faith to reach an agreement as to the matter in dispute.  If such parties have failed to resolve any such disputed item within thirty (30) days after receipt of timely notice of such objection, then any such disputed item will be submitted to and determined by an independent accounting firm selected by the Purchaser and the Company (the “Independent Accounting Firm”); provided, however, the parties may mutually agree on an extended period to resolve any such dispute before submitting it to the Independent Accounting Firm.  The Independent Accounting Firm will be given reasonable access to all of the records of the Company and the Purchaser to resolve any disputed item regarding the Closing Working Capital Statement, and will be instructed to submit its determination in writing with respect to any disputed matters to the Purchaser and the Company within twenty (20) days.  The Independent Accounting Firm will address only those items properly disputed in accordance with Section 1.7(c)(ii) and the Independent Accounting Firm may not assign a value greater than the greatest value or lower than the lowest value for any such item claimed by the Purchaser, on the one hand, or the Company, on the other hand.  The Company and the Purchaser will be entitled to present any materials they deem appropriate to the Independent Accounting Firm, and to request a meeting, with all parties present (to the extent such parties desire to be present in such meeting), to discuss their position.  The fees and expenses of the Independent Accounting Firm incurred in resolving the disputed matter will be equitably apportioned by such accountants based on the extent to which the Purchaser, on the one hand, or the Company, on the other hand, is determined by the Independent Accounting Firm to be the prevailing party in the resolution of each such disputed matter so that the non-prevailing party pays a greater share of such fees and expenses. The Closing Working Capital Statement properly disputed under this Section 1.7(c)(iii) will, after resolution of such dispute pursuant to this Section 1.7(c)(iii), be final, binding and conclusive on all parties.

(iv)       If the Closing Working Capital as finally determined is greater than the Estimated Working Capital, the Purchaser will pay such excess on a dollar for dollar basis to the Company in immediately available funds, and if the Estimated Working Capital is greater than the Closing Working Capital, such excess amount will be released to the Purchaser from the Working Capital Escrow Amount, with the balance of the Working Capital Escrow Amount, to be paid by the Escrow Agent to the Company; provided, however, that in the event the Working Capital Escrow Amount is less than such excess amount, Sellers, jointly and severally, will pay such deficient amount on a dollar for dollar basis to the Purchaser in immediately available funds (such final adjustment, the “Closing Working Capital Adjustment”).  All payments pursuant to this Section 1.7(c) (iv) will be made from the Working Capital Escrow Amount within five (5) days after the determination of Closing Working Capital becomes final and binding.

1.8          Earnout Payment.

(a)          Calculation of Earn-Out Payment.

(i)         Provided that each and every employee listed on Exhibit B or their replacements remain employed by the Purchaser on the first anniversary of the Closing Date, the Purchaser will pay to the Company a payment of One Hundred Fifty Thousand and no/100 Dollars ($150,000) by wire transfer of immediately available funds; and:

(ii)        Provided that each and every employee listed on Exhibit B or their replacements remain employed by the Purchaser on the second anniversary of the Closing Date, the Purchaser will pay to the Company a payment of One Hundred Fifty Thousand and no/100 Dollars ($150,000) by wire transfer of immediately available funds.

The payments described in Sections 1.8(a)(i) and 1.8(a)(ii) above shall be collectively be referred to herein as the “Earnout Payment.”

(iii)  Notwithstanding the foregoing, the Earnout Payment shall also be earned and payable on the occurrence prior to the second anniversary of this Agreement of any of the following events: (i) Equityholder is terminated as an employee of Purchaser without Cause, as defined in the Employment Agreement; (ii) Equityholder terminates his employment with Purchaser for Good Reason as defined in the Employment Agreement; (iii) the Purchaser ceases to operate the Business from its present Salem, New Hampshire location or another New Hampshire location located more than sixty (60) miles from Salem, New Hampshire; or (iv) the Purchaser ceases the operation of the Business.

1.9          Purchase Price Allocation.  The Purchase Price will be allocated among the Assets as set forth on Schedule 1.9.  The parties agree that any Tax Returns will be prepared and filed consistently with the agreed upon allocation.

ARTICLE II
Closing Conditions

2.1        Conditions to the Purchaser’s Obligations.  The obligation of the Purchaser to consummate the transactions contemplated by this Agreement on the Closing Date is subject to the satisfaction, prior to or on the Closing Date, of each of the following conditions:

(a)        Consents and Other Items.  The Company will have obtained and delivered to the Purchaser (i) any and all written consents and authority necessary or appropriate to permit the Purchaser to purchase the Assets (including the Permits) and to consummate the other transactions contemplated hereby, (ii) evidence reasonably satisfactory to the Purchaser that all required notices have been given to third parties, and (iii) estoppel certificates, non-disturbance agreements and consents from third parties to leases, Contracts and agreements of the Company necessary or appropriate to permit the Purchaser to purchase the Assets, operate the leased Assets undisturbed and to consummate the other transactions contemplated hereby, in each case in form and substance reasonably satisfactory to the Purchaser.

(b)          Release of Liens.  The Company will have obtained releases of all Liens on the Assets (excluding Permitted Liens), including, but not limited to, those set forth on Schedule 3.7.  The Company will deliver such pay off letters, discharges of Liens, releases of guarantees and other releases as are reasonably requested by the Purchaser.

(c)          Closing Documents.  At the Closing, Sellers will deliver, or cause to be delivered, to the Purchaser all of the following documents:

(i)          a certificate from an officer of the Company certifying as to correct and complete copies of (A) the Company’s Organizational Documents, (B) incumbency and signatures of officers of the Company, and (C) resolutions of the board of managers of the Company authorizing the execution and delivery of this Agreement and the other documents to which the Company will be a party and the taking of any and all actions reasonably necessary to consummate the transactions contemplated herein and therein;

(ii)        a certificate issued by the New Hampshire Secretary of State, as of a date reasonably acceptable to the Purchaser, as to the good standing of the Company, in New Hampshire;

(iii)        the Escrow Agreement, executed by the Company;

(iv)        a bill of sale, assignment and assumption agreement for the Assets and Assumed Liabilities (the “Bill of Sale”), executed by the Company;

(v)         an assignment of all of the Company’s Intellectual Property rights (the “IP Assignment”), executed by the Company;

(vi)        an Employment Agreement for a term of 2 years, executed by the Equityholder;

(vii)       a Lease Agreement between the Purchaser and the Equityholder’s affiliate, John P. Comeau, LLC acceptable to the Purchaser and including the following terms:

1)          2-year term, triple net lease;

2)         Rent at $10.00 per square foot for the first year of the Lease and $10.25 per square foot for the second year of the Lease;

3)          Tenant shall have the option to renew the Lease for one 2-year extension at market rates to be determined in the final 180 days of the Lease term;

4)          Once the existing subtenant that occupies approximately  600 sq. ft.  of space in Unit 2 vacates the space, such square footage of space shall be added to Purchaser’s leased premises incurring rent as set forth above;

5)          Tenant shall have a right of first refusal to purchase the premises during the Lease term and any extension thereof, in all cases subject to the right of first refusal contained in the condominium governing documents in favor of the other condominium owners; and

(viii)      such other documents relating to the transactions contemplated by this Agreement as the Purchaser may reasonably request.

(d)         Name Change.  The Company will adopt, as of the Closing Date, a new corporate name wholly dissimilar to its current name and any variations or derivations thereof, and will promptly following the Closing file the amendment to its Organizational Documents to reflect such name change.   The Company will further cooperate with the Purchaser to assign to the Purchaser, or terminate so the Purchaser can assume, any assumed names of the Company.

2.2         Conditions to Sellers’ Obligations.  The obligation of Sellers to consummate the transactions contemplated by this Agreement on the Closing Date is subject to the satisfaction, prior to or on the Closing Date, of each of the following conditions:

(a)          Closing Documents.  At the Closing, the Purchaser will have delivered to Sellers all of the following documents:

(i)          a good standing certificate of the Purchaser from the State of New Hampshire;

(ii)         certified copies of the resolutions duly adopted by The Purchaser’s board of managers authorizing the execution, delivery and performance of this Agreement, all other agreements or instruments contemplated hereby and the consummation of the transactions contemplated hereby;

(iii)        the Escrow Agreement, executed by the Purchaser and the Escrow Agent;

(iv)        the Bill of Sale, executed by the Purchaser;

(v)         the IP Assignment, executed by the Purchaser; and

(vi)        such other documents relating to the transactions contemplated by this Agreement as Sellers may reasonably request.

ARTICLE III
Representations and Warranties of Sellers

As a material inducement to the Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, Sellers, jointly and severally, hereby represent and warrant to the Purchaser as follows:

3.1          Organization and Qualification; Capitalization; Subsidiaries.

(a)         The Company is a duly organized, validly existing corporation in good standing under the laws of the State of New Hampshire.  The Company has all requisite power, authority and capacity to own, lease and operate its assets and to carry on the Business as the same was and is now being conducted.  The Company is in good standing as a qualified foreign corporation in Massachusetts.  The Company is not required to be qualified as a foreign corporation in any jurisdictions other than the Commonwealth of Massachusetts.  The Company has delivered to the Purchaser complete and correct copies of its Organizational Documents now in effect, and the Company is not in default under or in violation of any provision of its Organizational Documents.  The minute books containing the records of meetings of the equityholders and directors and the stock ledger of the Company that have previously been furnished to the Purchaser are correct and complete.  The Company has no subsidiaries and has never had any subsidiaries.

(b)         The Equityholder has good and valid title to, and beneficial ownership in, all of the outstanding equity interests of the Company.  Other than the outstanding equity interests owned by the Equityholder, no other Person owns any other outstanding equity interests of the Company or any other equity security of the Company or any option, warrant, right call, commitment or right of any kind to have any other such equity security issued or with respect to any other outstanding equity interests of the Company.

3.2          Power and Authority; Enforceability.  Sellers have all power and authority to enter into and consummate the transactions contemplated by this Agreement and any ancillary agreements (collectively, the “Transaction Documents”) to which it is a party.  The execution and delivery of the Transaction Documents by Sellers and the consummation of the transactions contemplated by the Transaction Documents to which each is a party have been duly authorized by all necessary company and owner action on the part of Sellers.  The Transaction Documents have been duly executed and delivered by Sellers and such Transaction Documents constitute the legal, valid and binding obligations of Sellers, respectively, enforceable against Sellers in accordance with their respective terms, except to the extent that (a) their enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditor’s rights generally, and (b) the availability of equitable remedies is subject to the discretion of the court before which any such proceeding may be brought.

3.3         No Conflict.  Subject to Section 3.24(c) of this Agreement and as disclosed on Schedule 3.3 hereto, neither the execution and delivery of the Transaction Documents nor the performance of the provisions hereof or the transactions contemplated hereby (a) violate or conflict with the Company’s Organizational Documents; (b) violate or conflict with any applicable Law, determination, award or other order of any Government Entity; or (c) will result in a breach of any of the terms or conditions of, or constitute a default under, any mortgage, note, bond, indenture, agreement, license or other instrument or obligation to which a Seller is a party or by which any of their respective properties or assets may be bound or affected.  Subject to Section 3.24(c) of this Agreement and as disclosed on Schedule 3.3 hereto, with respect to Sellers, no consent, approval, order or authorization of or from, or registration, notification, declaration or filing with any Person, including without limitation, any Government Entity, is required in connection with the execution, delivery or performance of this Agreement by a Seller or the consummation by a Seller of the transactions contemplated herein.  Except as set forth in Schedule 3.3, no Seller is or will be required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated herein.

3.4          Financial Statements.

(a)        Attached hereto as part of Schedule 3.4(a) are (a) the unaudited balance sheets of the Company as of December 31, 2019 and December 31, 2020 and the related income statements for the years ended as of December 31, 2019 and December 31, 2020 and (b) the unaudited balance sheet of the Company as of September 30, 2021 (the “Most Recent Balance Sheet”) and related income statement for the nine-month period then ended.  All of the foregoing financial statements are collectively referred to as the “Financial Statements.”

(b)         The Financial Statements are based on the books and records of the Company, and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated. The Company’s Financial Statements do not contain reserves that would be required by GAAP.  The Company’s books and records are complete and correct and accurately reflect all of the assets, liabilities, transactions and results of operations of the Company.

(c)          The Company has no Liabilities, Indebtedness, or obligations except (i) those disclosed on the Financial Statements, (ii) those incurred after the date of the Most Recent Balance Sheet in the Ordinary Course of Business, or (iii) those set forth on Schedule 3.4(c).

3.5        Accounts Receivable; Inventories.  All Accounts Receivable reflected on the Most Recent Balance Sheet are valid receivables, collectible and represent arm’s length transactions in the Ordinary Course of Business.  The Company’s past practice is not to create a reserve for doubtful accounts. The Company writes off Accounts Receivable that it deems uncollectible.   There is no contest, claim, defense or right of setoff with any account debtor of the Company relating to the amount or validity of such Accounts Receivable.  The Inventory of the Company is reflected on the Most Recent Balance Sheet and consists of surplus goods from prior projects and rolling stock.  The method of valuing such Inventories on the Financial Statements is consistent with past practice.  Since January 1, 2020, the Company has maintained its Inventory levels in the Ordinary Course of Business.  Except as set forth on Schedule 3.5, all of the Inventory is located at the Company’s principal place of business or within the Company’s business vehicles or at jobsites.

3.6        Absence of Certain Developments.  Except as set forth on Schedule 3.6, (other than actions and conduct relating to the transactions contemplated by this Agreement) since January 1, 2020, the Company has conducted business only in the Ordinary Course of Business and has not:

(a)          discharged or satisfied any Liens or paid any material obligation or Liability, other than Current Liabilities paid in the Ordinary Course of Business, or cancelled, compromised, waived or released any right or claim;

(b)        sold, assigned, licensed or transferred any of its assets, except for sales in the Ordinary Course of Business, or mortgaged, pledged or subjected its assets to any Lien;

(c)          sold, assigned, transferred or granted a right to any Intellectual Property (other than agreements with customers entered into in the Ordinary Course of Business), or disclosed any proprietary information with respect to the Business;

(d)          sold, assigned, transferred, abandoned or permitted to lapse any licenses or permits;

(e)          suffered any extraordinary loss, damage, destruction or casualty loss or waived any rights of value, whether or not covered by insurance and whether or not in the Ordinary Course of Business;

(f)         borrowed any amount or incurred or become subject to any Liabilities, except current Liabilities incurred in the Ordinary Course of Business and Liabilities under Contracts entered into in the Ordinary Course of Business;

(g)        commenced any litigation or binding dispute resolution process or settled or compromised any pending or threatened suit, action or claim;

(h)          entered into any material transaction, other than in the Ordinary Course of Business; or

(i)          experienced a Material Adverse Effect.

3.7          Title to Assets; Sufficiency.

(a)          The Company owns (subject only to the matters permitted by the following sentence) all of the assets located in the facilities owned or operated by the Company or reflected as owned in the books and records of the Company, including all of the assets reflected in the Most Recent Balance Sheet (except for assets held under capital leases disclosed on Schedule 3.7 and personal property sold since the date of the Most Recent Balance Sheet, as the case may be, in the Ordinary Course of Business), and all of the assets purchased or otherwise acquired by the Company since the date of the Most Recent Balance Sheet (except for personal property acquired and sold since the date of the Most Recent Balance Sheet in the Ordinary Course of Business and consistent with past practice), having a book value in excess of $5,000 (other than inventory and short-term investments) are listed on Schedule 3.7. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company are structurally sound and are in reasonable operating condition and repair, and are adequate for the uses to which they are being put. All assets reflected in the Most Recent Balance Sheet are free and clear of all Liens other than the Liens listed on Schedule 3.7.  None of the assets (including all permits and licenses) used in the Business are owned by any subsidiary of the Company.

(b)        The Assets constitute all of those assets necessary to conduct the Business as presently conducted.  The Assets are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted by the Company prior to the Closing Date.

3.8          Tax Matters.  Except as set forth on Schedule 3.8:

(a)        The Company has timely filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all respects and were prepared in compliance with all applicable Laws.  All Taxes owed by the Company (whether or not shown or required to be shown on any Tax Return) have been paid.  The Company is not currently the beneficiary of any extension of time within which to file any Tax Return.  No claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.  There are no Liens on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax.  The Company has not waived any statute of limitations in respect of Taxes nor has agreed to nor is subject to any extension of time with respect to a Tax assessment or deficiency.

(b)         There is no dispute or claim concerning any Tax Liability of the Company either (i) claimed or raised by any Government Entity or (ii) as to which the Company has Knowledge.  The Company has delivered to the Purchaser correct and complete copies of all income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company since December 31, 2018.

(c)          The Company is not a party to any Tax allocation or sharing agreement.  The Company has no Liability for the Taxes of any Person, as a transferee or successor, by Contract, or otherwise.

(d)         The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, customer, client, creditor, member, equity holder or other Person.  All employees and independent contractors have been properly classified by the Company.

(e)         No governmental authority has asserted or threatened to assert any deficiencies for any of such taxes or commenced or threatened to commence any audit on any return filed by the Company.

3.9          Purchased Contracts.

(a)          Schedule 3.9 contains a complete and accurate list of all Material Contracts.

(b)        The Company has performed all obligations required to be performed by it to date under the Material Contracts, and there are no defaults, to the Knowledge of the Company, by any other party thereto, and no event has occurred (or failed to occur) that, with the passing of time or the giving of notice or both would constitute a default by the Company under any such Material Contract, including the consummation of the transactions contemplated by this Agreement.

(c)        Except as set forth in Schedule 3.9, no consent, permission, waiver or approval is required to be obtained from, and no penalty, assessment or special payment is required to be paid to, and no notice is required to be sent to, any third party or Government Entity in order to preserve for the Purchaser the benefits of the Purchased Contracts after the consummation of the transactions contemplated by this Agreement.  Except as set forth in Schedule 3.9 and with respect to the specific dollar amount set forth therein, the Company is not obligated to accept any returns from a customer and none of the Purchased Contracts are on a consignment or similar basis.

(d)        Each Material Contract is in full force and effect and constitutes a legal, valid, binding agreement, except that the enforceability thereof may be subject to or limited by bankruptcy, insolvency, reorganization, arrangement, moratorium, or other similar Laws relating to or affecting rights of creditors and general equitable principles.

(e)         The Purchaser has been supplied with a true and correct copy of all written Contracts required to be disclosed on Schedule 3.9 or copies of the applicable form Contracts also disclosed on Schedule 3.9 to the extent customers have executed a form Contract, together with all amendments, waivers or other changes thereto and true and correct written summaries of all oral Contracts or agreements.

3.10     Intellectual Property Rights.   As used herein the term “Intellectual Property” means patents, patent rights, patent applications, trademarks, trademark applications and registrations, proprietary rights, service marks, service mark applications and registrations, trade names, domain names, social media accounts, software, copyrights, copyright applications and registrations, trade secrets, know-how and formulae. Set forth on Schedule 3.10(a) is a list of all Intellectual Property that is (i) related to the Assets or used in the Business, (ii) owned or purported to be owned by and registered in the name of the Company (“Company Owned IP”), or of which the Company is a licensee or in which the Company otherwise has any right (“Company Licensed IP”), and (iii) a list of all agreements by which any of the  Company Licensed IP is licensed by or to the Company (“IP Licenses”) (excluding off-the-shelf software licensed under a shrink or click wrap license with an annual payment of less than $10,000).  The Company (i) has performed all obligations required to be performed by it to date under the IP Licenses, (ii) there are no defaults, and (iii) no event has occurred (or failed to occur) that, with the passing of time or the giving of notice or both would constitute a material default by the Company under any such IP License, including the consummation of the transactions contemplated by this Agreement.  Each IP License is in full force and effect and constitutes a legal, valid, binding agreement of the Company (and to the Knowledge of the Company, each counter-party thereto), except that the enforceability thereof may be subject to or limited by bankruptcy, insolvency, reorganization, arrangement, moratorium, or other similar Laws relating to or affecting rights of creditors and general equitable principles. The Company is not subject to any obligation, including any license or royalty obligation, relating to any product or service of the Business which the Company now markets or has marketed in the past three years, and the Company Owned IP is not subject to any restrictions or limitations regarding the Company’s ownership, use, or enforcement of such Company Owned IP.  All of the Company Owned IP is enforceable, subsisting and valid.  Except as set forth on Schedule 3.10, the Company solely and exclusively owns all rights in the Company Owned IP and possesses valid and enforceable licenses or other rights to use all other Intellectual Property used in or necessary for the conduct of the Business, including the Company Licensed IP, in each case, free and clear of all Liens. The Company Owned IP and the Company Licensed IP is all of the Intellectual Property used in or necessary to operate the Business (collectively, “Business Intellectual Property”). The Company is the owner of record of all applied for or registered Company Owned IP.  None of the Business Intellectual Property has, infringed, misappropriated, diluted or otherwise violated, and does not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property or other rights of any Person. Except as set forth on Schedule 3.10, no claim by any third party contesting the validity, enforceability, use or ownership of the Business Intellectual Property by the Company has been made or is threatened. To the Knowledge of the Company, no other Person has infringed or is infringing any of the Business Intellectual Property. The Equityholder does not own or have any interest in the Business Intellectual Property other than via the Equityholder’s ownership of the Company. All employees and independent contractors (including consultants) who have participated in the development or creation of Intellectual Property on behalf of the Company have executed appropriate assignment agreements, pursuant to which each such employee or independent contractor has assigned to the Company all of its rights, in and to all such Intellectual Property, ideas, inventions, processes, works of authorship and other work products that relate to the Business, and that were conceived, created, authored or developed, in whole or in part, by such employee or independent contractor. No past or present employee or independent contractor of the Company has any ownership interest, license, permission or other right in or to any such Intellectual Property.

3.11       Litigation. Except as set forth on Schedule 3.11, there are no actions, suits, proceedings (including any arbitration proceedings), orders, investigations or claims (collectively, “Actions”) pending or, to the Knowledge of the Company, threatened against the Company at law or in equity, or before or by any Government Entity. There are no facts, circumstances or conditions that would reasonably be expected to form the basis for any Action against or affecting Seller, the Business, the Assets or the transactions contemplated hereby.  Schedule 3.11 lists all Actions against the Company at law or in equity that have occurred since January 1, 2016.

3.12       Brokerage and Finder’s Fees.  Except as set forth on Schedule 3.12, no Seller has incurred and will not incur any brokerage, finder’s or similar fee in connection with the transactions contemplated by this Agreement.

3.13     Insurance.  The Company is currently insured by insurers unaffiliated with the Company with respect to its properties, assets and operation of the Business and Leased Real Property in such amounts and against such risks that are appropriate and customary for the type of business conducted by the Company with customary deductibles and retained amounts and which insurance policies (including the type of coverage, name of insurer, policy term, policy number, policy limits and retentions, and whether the coverage is on a claims made or occurrence basis) are set forth in Schedule 3.13.  In addition, the Company has maintained comparable insurance for all prior periods with respect to the Business and Leased Real Property.  With respect to each insurance policy held by the Company (a) the policy is legal, valid, binding and in full force and effect; and (b) the Company is not in default under the respective policy.  Except as listed in Schedule 3.13, (i) there are no claims by the Company pending under any such policies and the Company has not been informed that coverage has been questioned, denied or disputed by the underwriters of such policies with respect to any such claims, and (ii) the Company has no Liability for which the aggregate policy limits of its insurance could be exhausted or materially eroded by virtue of a claim or a series of related claims.

3.14        Compliance with Laws; Permits.  Except as set forth on Schedule 3.14:

(a)          The Company is and has been in compliance with all applicable Laws.

(b)        The Company holds all permits, approvals, registrations, franchises, licenses, certificates, accreditations and other authorizations of all Government Entities (the “Permits”) required for the conduct of the Business and the Leased Real Property and all such Permits are set forth on Schedule 3.14.  The Company has complied with and is in compliance with the terms and conditions of such Permits.  The Company has not received any notices that it is in violation of any of the terms or conditions of such Permits.  The Company has taken all reasonable action to maintain such Permits.  No loss or expiration of any such Permit is pending to which the Company has received notice or, to the Company’s Knowledge, threatened other than expiration in accordance with the terms thereof.  Except as set forth on Schedule 3.14, the Permits owned or used by the Company immediately prior to the Closing will be available for use by the Purchaser on the same terms and conditions immediately subsequent to the Closing.  Set forth on Schedule 3.14 is a list of all certifications the Company has received from Government Entities or other third-parties with respect to its Products.

(c)          Neither the Company nor any director, officer, agent, independent contractor, or employee of the Company has, in violation of applicable Laws, directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services, (i) to obtain favorable treatment in securing business for the Company, (ii) to pay for favorable treatment for business secured for the Company, or (iii) to obtain special concessions, or for special concessions already obtained, for or in respect of the business of the Company.

3.15       Related Party Transactions.  Except as set forth on Schedule 3.15, the Company is not a party to any Related Party Transaction and has not been a party to any Related Party Transaction since January 1, 2019.

3.16      Compensation of and Contracts with Employees.  Schedule 3.16 sets forth a correct and complete list of all employees, consultants or contractors of the Business as of the date hereof.  Except as listed on Schedule 3.16, the Company has no employment agreement, written or oral, with any currently active employee.

3.17        Labor Relations; Benefit Plans.  Except as set forth on Schedule 3.17:

(a)         The Company is not a party to any collective bargaining agreement covering any employee, and no union or association of employees has been certified or recognized as the collective bargaining representative of any employees or has attempted to engage in negotiations regarding terms and conditions of employment of such employees.  No unfair labor practice charge, work stoppage, picketing, or other such activity relating to labor matters of the Company will be pending as of the Closing Date.  To the Company’s Knowledge, there are no current or threatened attempts to organize or establish any labor union or employee association to represent any employees.

(b)         The Company is in compliance with all requirements of all applicable Laws governing employment and employee relations, including laws relating to employment discrimination, sexual harassment, civil rights, equal pay, wages, meal and rest breaks, hours, overtime, sick leave, collective bargaining and labor relations, occupational safety and health, workers’ compensation, immigration, or the withholding and payment of income, social security (FICA) or similar taxes, and any similar laws of any foreign jurisdiction.  No suits, charges or administrative proceedings relating to any such law or regulation are pending as of the Closing Date.  To the Company’s Knowledge, no Action alleging a violation of any such applicable Law has been threatened.  The Purchaser will not have any Liability to any employee (or to any Government Entity with respect to any such employee) under any such Law or regulation relating to Actions arising out of or related to any event occurring on or before the Closing Date.

(c)          Set forth on Schedule 3.17(c) is a complete list of all pension, profit sharing, retirement, stock purchase, stock option, bonus, incentive compensation and deferred compensation plans, life, health, dental, accident or disability, workers’ compensation or other employee welfare benefit plans (insured or self-insured), educational assistance, pre-tax premium or flexible spending account plans, supplemental or executive benefit plans, non-qualified retirement plans, severance or separation plans, and any other employee benefit plans, practices, policies or arrangements of any kind, whether written or oral, which are currently maintained by the Company for the benefit of any of its employees (including former employees), or under which the Company has any current or potential Liability with respect to any employee or former employee or the dependents of any such person, including any “employee benefit plan” which is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (herein collectively referred to as “Employee Benefit Plans” and individually as an “Employee Benefit Plan”).  All Employee Benefit Plans comply in form and in operation in all respects with their terms, the applicable requirements of ERISA, the Code and all applicable Laws.  The Purchaser will not have any Liability (whether actual, potential or contingent) on or after the Closing Date with respect to any Employee Benefit Plan.  Each Employee Benefit Plan that is subject to Section 409A of the Code and the regulations and guidance thereunder (“Section 409A”) has been maintained in operational and documentary compliance with Section 409A.

3.18      Real Property.  The Company does not own any real property, nor has it ever owned any real property.  Schedule 3.18 sets forth the address of the Leased Real Property, and a true and complete list of each lease (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for the Leased Real Property (including the date and name of the parties to the lease or license document), as well as the property address.  There are currently no defaults under the Leased Real Property and no event has occurred and no condition exists, which, with the giving of notice or the passage of time, or both, will constitute a default under the Leased Real Property.  The Leased Real Property constitutes all of the real property used by the Company in connection with the operation of the Business.  The Equityholder has not received notice that there are any pending or, to the Knowledge of the Company, threatened, condemnation or other proceedings relating to the Leased Real Property or other matters adversely affecting the use or occupancy of the Leased Real Property.  The Company has received all requisite approvals of Government Entities (including Permits) required to be obtained by the Company in connection with the occupancy of the Leased Real Property and operation of the Business, and the Equityholder has not received notice that the Leased Real Property has not been operated and maintained in accordance with applicable Laws.   Except as disclosed on Schedule 3.18, the Company has not entered into any leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any party the right of use or occupancy of any portion of the Leased Real Property.  The Leased Real Property is usable for its current uses without violating any federal, state, local or other governmental building, zoning, health, safety, platting, subdivision or other law, ordinance or regulation, or any applicable private restriction, and such use is a legal conforming use.  All of the assets of the Company are located at the Leased Real Property, other than (i) inventory in transit; (ii) Company vehicles, tools, equipment and materials entrusted to Company employees; and (iii) machinery equipment or other assets which are on jobsites.  There are no wells or private sewage treatment systems in, on, or about the Leased Real Property.

3.19      Indebtedness.  Schedule 3.19 lists all Indebtedness of the Company (including the outstanding balance as of the Closing Date) and all obligations of others guaranteed by the Company, which includes amounts for assets under capital leases whether or not properly reported on the Financial Statements. The Company is not in default of its obligations under its Indebtedness.

3.20        Environmental Matters.  Except as disclosed on Schedule 3.20:  (a) the Company is and has been in compliance with all Environmental Laws; (b) the Company has not disposed of Hazardous Substances at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Government Entity in the United States; (c) there are no underground storage tanks located on, no PCBs (polychlorinated biphenyls) or PCB-containing equipment used or stores on, and no hazardous waste as defined by the Resource Conservation and Recovery Act stored on, any site owned or operated by the Company, except for the storage of hazardous waste in compliance with Environmental Laws; (d) the Company has delivered or otherwise made available for inspection to the Purchaser true, complete and correct copies and results of any material government or agency correspondence, material reports, studies, analyses, tests, or monitoring possessed or initiated by the Company pertaining to either (i) Hazardous Substances in, on, beneath or adjacent to any property currently owned, operated or leased by the Company, or (ii) the compliance of the company with applicable Environmental Laws; (e) the Company has not received any notice from a Government Entity alleging that the Company is not in compliance with applicable Environmental Laws; (f) the Company has obtained all Permits that are required pursuant to Environmental Laws for the occupation of the Leased Real Property and the operation of the Business, and the Company is in compliance with all such Permits, which Permits are listed on Schedule 3.20(f); and (g) with respect to all Permits required pursuant to Environmental Laws, the Company has undertaken, or will undertake prior to the Closing Date, all measures necessary to facilitate transferability of the same, and the Company is not aware of any condition, event or circumstance that might prevent or impede the transferability of the same, and have not received any notice or written communication regarding any material adverse change in the status or terms and conditions of the same.

3.21       Regulatory Matters.  Except as set forth on Schedule 3.21, The Company has not received any notification from a Government Entity indicating that the Company is not in compliance in any material respect with Laws administered or issued by such Government Entities.

3.22       Books and Records.  The Company’s general ledgers and other material records relating to its assets, properties, Contracts and outstanding legal obligations are complete and correct in all material respects, matters contained therein are appropriate and accurately reflected in the Financial Statements in all material respects, and all of the books and records of the Company have been maintained in accordance with good business practices.

3.23        Information Technology; Data Security; Privacy.

(a)       The information technology systems used by the Company (the “Company Systems”) are reasonably sufficient for the immediate needs of the Company’s business.

(b)         In the past eighteen (18) months, to the Knowledge of the Company, there has been no unauthorized access, use, intrusion, or breach of security, or failure, breakdown, performance reduction, or other adverse event affecting any Company Systems, that has caused or could reasonably be expected to cause any: (i) substantial disruption of or interruption in or to the use of such Company Systems or the conduct of the Company’s business; (ii) loss, destruction, damage, or harm of or to the Company or its operations, personnel, property, or other assets; or (iii) liability of any kind to the Company.

(c)          The Company is currently in material compliance with all Personal Information Obligations.  The Company has not received any notice from any Person with respect to any non-compliance or non-conformity of any Personal Information Obligations.

(d)        Neither the execution of this Agreement, the contemplated transactions, nor the performance of the Company’s obligations hereunder will violate any Personal Information Obligations, or require notice to or the consent from any Person for the continued Processing of Personal Information.

(e)         Neither the Company, nor to the Knowledge of the Company, any Person who holds or processes Personal Information on behalf of the Company, has experienced any loss, damage, unauthorized access, unauthorized disclosure, improper alteration, misuse, or breach of the privacy or security of any Personal Information in its possession, custody, or control.

3.24        Pandemic Related Matters.

(a)          Definitions.

(i)          “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act and applicable rules and regulations, as amended from time to time.

(ii)         “COVID-19” means the coronavirus commonly referred to as COVID-19.

(iii)       “COVID-19 Order” means any applicable mandate or order of a Government Entity (it being acknowledged that all such mandates and orders are deemed to be legal requirements) issued, adopted or in force regarding COVID-19, the Pandemic or the containment or mitigation of the Pandemic, including, without limitation, any of the foregoing regarding (A) any “shelter in place,” “stay home” or other restrictions on the freedom of activities of individuals, or (B) any business being restricted from operating in the Ordinary Course of Business.

(iv)        “Pandemic” means the outbreak of COVID-19.

(v)       “Pandemic-Relief Debt” means any Indebtedness incurred in connection with any legal requirements or program involving any Government Entity providing or expanding any loan, guaranty, investment, participation, grant, program or other assistance in response to or to provide relief for the Pandemic, including, without limitation, any PPP Loan, any U.S. Small Business Administration Economic Injury Disaster Loan, any loan under the Main Street Lending Program announced by the U.S. Department of Treasury and Board of Governors of the Federal Reserve, or any other similar federal, state or local Government Entity program, or any Pandemic Tax Deferral.

(vi)       “Pandemic-Relief Debt Documentation” means as to any Pandemic-Relief Debt (A) all documents, instruments and agreements evidencing or related to such Pandemic-Relief Debt, any collateral provided in respect thereof or any indemnity and/or hold-harmless agreement related thereto, (B) all legal requirements governing such Pandemic-Relief Debt or that require certain action or inaction as a result of incurring such Pandemic-Relief Debt or the forgiveness thereof (including, without limitation, the requirement prohibiting the deferral of any employer’s portion of Social Security Taxes pursuant to Section 2302 of the CARES Act or the requirement prohibiting the claiming of any Employee Retention Credit under Section 2301 of the CARES Act), and (C) all applications (and all attachments, exhibits, addenda the like with respect thereto, including without limitation, information with respect to affiliation), submissions, reports, or other documentation (including, without limitation, payroll documentation and affiliation documentation) provided by or on behalf of Seller or Parent to any lender, lender agent or Government Entity in connection with applying for, obtaining, using the proceeds of, or seeking forgiveness of such Pandemic-Relief Debt.

(vii)       “PPP Loan” means a loan incurred under 15 U.S.C. 636(a) (36) (as added to the Small Business Act by Section 1102 of the CARES Act).

(viii)      “Reference Date” means February 1, 2020.

(ix)      “Small Business Act” means the Small Business Act (15 U.S. Code Chapter 14A – Aid to Small Business) and applicable rules and regulations, as amended from time to time.

(b)         COVID-19 Orders.  With respect to all of the geographic areas (whether state, county or local) in which the Company operates, the Company is in material compliance with all COVID-19 Orders.

(c)         Pandemic-Relief Debt.  The Company applied for and received (i) on April 17, 2020, a PPP Loan in the aggregate original principal amount of $286,250 (SBA loan number 2293937102) (“PPP Loan 1”); and (ii) on February 16, 2021, a second PPP Loan in the aggregate original principal amount of $310,225 (SBA loan number 7558548403) PPP Loan 2”). As to any Pandemic-Relief Debt incurred by the Company:  (i) the Company met, at the time of its application for the PPP Loan, the eligibility requirements for receipt of such Pandemic-Relief Debt under Pandemic-Relief Debt Documentation (including, without limitation, with application of all applicable affiliation requirements under applicable legal requirements); (ii) all representations and warranties made by the Company pursuant to the Pandemic-Relief Debt Documentation were true and correct in all material respects when made; (iii) the Company was, and to the extent any such Pandemic-Relief Debt continues to be outstanding, is (both before and after giving effect to the Reorganization and the transaction evidenced hereby) in compliance with all Pandemic-Relief Debt Documentation and, without limiting the generality of the foregoing, has used, if it has ever used, the proceeds of any such Pandemic-Relief Debt exclusively for purposes permitted by the Pandemic-Relief Debt Documentation; (iv) the Company has maintained all records required to be submitted in connection with applying for, obtaining, using the proceeds of, or seeking forgiveness of such Pandemic-Relief Debt; and (v) the Company has provided to the Purchaser true, correct and complete copies of all Pandemic-Relief Debt Documentation included in subsections (i) and (iii) of the definition of such term with respect to such Pandemic-Relief Debt, (vi) if required, the Company has notified the PPP Loan lender with respect to its PPP Loan 2 of the transaction set forth in this Agreement in accordance with the SBA Procedural Notice No. 5000-20057 effective October 2, 2020, as amended (the “SBA PPP Change of Ownership Procedural Notice”) and to the extent this Agreement constitutes a “change of ownership” under the SBA PPP Change of Ownership Procedural Notice, the Company has complied with all applicable requirements,  (vii) the Company received Notice of Paycheck Protection Program Forgiveness Payment with respect to PPP Loan 1 (forgiveness of the original principal of $286,250 and interest thereon of $3,275.97, as of June 3, 2021 from the U.S. Small Business Administration), and (viii) the Company received Notice of Paycheck Protection Program Forgiveness Payment with respect to PPP Loan 2 (forgiveness of the original principal of $310,225.00 and interest thereon of $1,654.53, as of August 30, 2021 from the U.S. Small Business Administration).

3.25    No Other Representations. EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE III, NEITHER SELLER MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE ASSETS OR OTHERWISE WITH RESPECT TO THE COMPANY, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

ARTICLE IV
Representations and Warranties of the Purchaser

As a material inducement to Sellers to enter into this Agreement and consummate the transactions contemplated hereby, the Purchaser hereby represents and warrants to Sellers as follows:

4.1        Organization; Qualification.  The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of New Hampshire.  The Purchaser possess all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

4.2         Power and Authority; Enforceability.  The Purchaser has all requisite power and authority to enter into and consummate the transactions contemplated by the Transaction Documents to which it is a party.  The execution and delivery by the Purchaser of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Purchaser.  This Agreement and each of the other Transaction Documents to which the Purchaser is a party has been duly executed and delivered by the Purchaser, and this Agreement and such Transaction Documents constitute the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except to the extent that (a) their enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditor’s rights generally, and (b) the availability of equitable remedies is subject to the discretion of the court before which any such proceeding may be brought.

4.3      Required Filings and Consents.  Neither the execution and delivery of this Agreement by The Purchaser, or of any Transaction Documents to which either is a party nor the consummation by the Purchaser of the transactions contemplated by such Transaction Documents will require any authorization, consent, approval, exemption or other action by or notice to any court, other Government Entity or other Person or entity under, the provisions of any applicable Law, judgment, order or decree, except as obtained by the Purchaser in advance of the Closing.

4.4         Brokerage and Finder’s Fees.  The Purchaser has not incurred and will not incur any brokerage, finder’s or similar fee in connection with the transactions contemplated by this Agreement.

4.5        Independent Investigation; No Reliance. In connection with its purchase decision, the Purchaser and/or its representatives have inspected and conducted such reasonable independent review, investigation, and analysis (financial and otherwise) of the Company as desired by the Purchaser.  The purchase of the Assets and the consummation of the transactions contemplated by this Agreement and the Transaction Documents are done entirely on the basis of the Purchaser 's own investigation, analysis, judgment and assessment of the present and potential value and earning power of the Company, as well as those representations and warranties by the Company and Sellers, as applicable, specifically and expressly set forth in Article III and not in reliance upon any other representation or warranty or omission by, or information from, the Sellers, or the Company, or its employees, representatives or advisors, express or implied.  The Purchaser acknowledges and agrees that the Company and Sellers expressly disclaim all representations and warranties other than the representations and warranties by the Company and Sellers, as applicable, specifically and expressly set forth in Article III and, except to the extent expressly set forth in Article III, the Purchaser  is acquiring the Assets on an "AS IS, WHERE IS" basis.

ARTICLE V
Indemnification

5.1        Indemnification by Sellers.  Sellers will, jointly and severally, indemnify, defend, and hold harmless the Purchaser, and its respective officers, managers, directors, employees, members, shareholders, representatives and successors and assigns (collectively, “the Purchaser Indemnified Parties”) from, against and with respect to any claim, Liability, obligation, loss, damage, assessment, judgment, cost, and expense (including, without limitation, reasonable attorney’s and accountant’s fees and costs and expenses reasonably incurred in investigating, preparing, defending against, or prosecuting any litigation or claim, action, suit, proceeding, or demand) (collectively, “Damages”), of any kind or character, arising out of or in any manner incident, relating or attributable to (a) any inaccuracy in any representation or warranty of a Seller contained in this Agreement, (b) any failure by a Seller to perform or observe, or to have performed or observed, in full, any covenant, agreement, or condition to be performed or observed by it under this Agreement, (c) the Excluded Assets and Excluded Liabilities, (d) the operation of the Business or the ownership of the Assets on or prior to the Closing Date, (e) any Taxes with respect to operation of the Business by the Company, (f) any Outstanding Transaction Expenses that are unpaid on the Closing Date, or (g) any Indebtedness of the Company that is unpaid on the Closing Date.

5.2          Limitations.

(a)          Subject to Section 5.2(b), the liability of Sellers for claims pursuant to Section 5.1(a) will only continue in effect for a period of eighteen (18) months after the Closing Date.

(b)        Claims asserted by the Purchaser related to or arising out of inaccuracies or breach in any representation or warranty (i) in Sections 3.1 (Organization and Qualification; Capitalization; Subsidiaries), 3.2 (Power and Authority; Enforceability), 3.3 (No Conflict), 3.7(a) (Title to Assets), 3.8 (Tax Matters),  3.12 (Brokerage and Finder’s Fees), 3.19 (Indebtedness) and 3.20 (Environmental Matters) will survive for the applicable statute of limitations plus thirty (30) days (collectively, the “Fundamental Reps”).  In addition, if notice of a violation or breach of any specified representation or warranty is given to the party charged with such violation or breach during the period provided for in Sections 5.2(a) or 5.2(b), such representation or warranty will continue to survive until such matter has been resolved by settlement, litigation (including all appeals related thereto) or otherwise.  All covenants and agreements that by their terms contemplate performance after the Closing Date will survive the Closing indefinitely, unless specified otherwise by their terms.

(c)          Notwithstanding the foregoing, Sellers will not be obligated to indemnify and hold the Purchaser Indemnified Parties harmless for a claim pursuant to Section 5.1(a) (other than with respect to Fundamental Reps) for such Damages unless and until the aggregate amount of such Damages exceeds Ten Thousand and no/100 Dollars ($10,000) (the “Basket”) and then Sellers will be liable to the Purchaser Indemnified Parties only for all such Damages in excess of the Basket, but in each case subject to the Cap.  The maximum aggregate liability of Sellers for all claims made by the Purchaser Indemnified Parties pursuant to Section 5.1(a) will not exceed (i) Three Hundred Ninety Thousand and no/100 Dollars ($390,000) or (ii) the Purchase Price with respect to the Fundamental Reps (the applicable limit in (i) or (ii), the “Cap”).  Neither the Basket nor the Cap will apply to claims based on fraud or intentional misrepresentation or claims brought pursuant to Sections other than Section 5.1(a).

(d)         Notwithstanding anything to the contrary herein, the right of any party hereto to indemnification, payment of Damages or other remedies will not be affected in any way by any investigation conducted or knowledge (whether actual, constructive or imputed) acquired at any time by such party with respect to the accuracy or inaccuracy of or compliance with or performance of, any representation, warranty, covenant, agreement or obligation or by the waiver of any condition.

(e)          Notwithstanding anything to the contrary herein, for purposes of determining the existence of any breach of a representation or warranty made by a Seller or for purposes of determining Damages, each representation or warranty made by a Seller will be deemed made without any qualifications or limitations as to materiality and, without limiting the foregoing, the word “material” and words of similar import will be deemed deleted from any such representation or warranty.

(f)          For purposes of calculating the aggregate amount of Damages, the amount of such Damages will be reduced by any third-party insurance benefits which the indemnitee actually received in the year of the loss in respect of or as a result of such Damages (after taking into account any deductibles, cost of recovery and the present value of any associated increase in premiums).

(g)          Notwithstanding anything contained in this Agreement to the contrary, no limitations on liability set forth in this Article V will apply with respect to claims based on fraud or intentional misrepresentation.

(h)       Upon the Purchaser providing 30 days’ prior notice to Sellers, during which time Sellers will have the opportunity to communicate an objection and/or explain the circumstances pursuant to which the Purchaser believes that it has indemnifiable Damages, the Purchaser will have the right to offset any indemnifiable Damages against the (i) Indemnity Escrow Amount (provided no notice period applies to filing a claim against the Indemnity Escrow Amount), (ii) any Earn-Out Payment and (iii) any other payment due to Sellers, in each case on a dollar-for-dollar basis.  In addition, the Purchaser will first bring claims under the Indemnity Escrow Amount with respect to a breach of the representations and warranties other than with respect to Fundamental Reps.

5.3         Indemnification by the Purchaser.  The Purchaser will indemnify, defend, and hold harmless Sellers from, against and with respect to any Damages, of any kind or character, arising out of or in any manner incident, relating or attributable to (a) any inaccuracy in any representation or warranty of the Purchaser contained in this Agreement, (b) any failure by the Purchaser to perform or observe, or to have performed or observed, in full any covenant, agreement, or condition to be performed or observed by it under this Agreement, and (c) any Assumed Liability, in each case, other than to the extent the claim otherwise relates to a Seller’s breach of a representation, warranty, or covenant.  Any claim for indemnification pursuant to subsection (a) above will be made on or prior to the eighteen (18) month anniversary of the Closing Date.  Notwithstanding the above, any claim for indemnification under subsection (a) above made in accordance with this Article V prior to the expiration of the applicable indemnification period will survive until such matter is resolved.  All covenants and agreements which by their terms contemplate performance after the Closing Date will survive Closing indefinitely, unless specified otherwise by their terms.

5.4         Notice and Right to Defend.  Promptly after becoming aware of a third party claim as to which indemnity may be sought pursuant to this Article V, the party seeking indemnification (the “Indemnitee”) will notify the other party (the “Indemnitor”) of such claim.  The Indemnitee’s failure or delay in providing the notice will not relieve the Indemnitor of its obligations under this Article V except to the extent that the Indemnitor is materially prejudiced as a result thereof. Unless the Indemnitor notifies the Indemnitee that the Indemnitor elects to assume the defense or the settlement of such claim (such notice to be given as promptly as reasonably possible in view of the necessity to arrange such defense and in no event later than ten (10) days following the notice to the Indemnitor), the Indemnitee will have the exclusive right to defend, settle, or pay such claim.  The Indemnitee will not be liable to the Indemnitor for any legal or other expense incurred by the Indemnitor in connection with any such defense or settlement undertaken by the Indemnitor.  If the Indemnitor assumes the defense, the Indemnitor will not agree to any settlement, compromise or discharge of a third-party claim without the Indemnitee’s prior written consent (not to be unreasonably withheld).  If the Indemnitor has assumed the defense or settlement of such claim, the Indemnitee will have the right to employ its own counsel, at its own expense.  If, in good faith, the Indemnitee concludes that there are specific defenses available to it that are different from or additional to those available to the Indemnitor, that such claim may have an adverse effect upon the Indemnitee with respect to matters beyond the scope of the indemnities under this Article V, the Indemnitor has failed or is failing to diligently prosecute or defend such claim, the claim relates to Taxes, criminal or a regulatory action or the claim seeks damages other than monetary damages, the Indemnitee will have the right to direct the defense of any such claim at the expense of the Indemnitor (but subject to the limitations in this Article V).  The defending party in any event will (a) settle or defend such claim with reasonable diligence, (b) cooperate with the other parties in the investigation and analysis of such claim or proceeding, (c) afford the other parties reasonable access to such relevant information as it may have in its possession, and (d) keep the other parties reasonably informed regarding such claim and any related proceedings.

ARTICLE VI
Covenants

6.1         General.  In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification under Article V).  Each Seller acknowledges and agrees that from and after the Closing, the Purchaser will be entitled to access all documents, books, records (including tax records), agreements, and financial data of any sort relating to the Assets.

6.2         Confidentiality.  Each Seller will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to the Purchaser or destroy, at the request and option of the Purchaser, all tangible embodiments (and all copies) of the Confidential Information that are in such party’s possession.  In the event that a Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such Seller will notify the Purchaser promptly of the request or requirement so that the Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 6.2.  Notwithstanding anything herein to the contrary, each party to this Agreement (and each employee, representative, and other agent of such party) may disclose to any and all Persons, without limitation of any kind, the Agreement and the transactions contemplated hereby for Tax reporting, legal advice and other similar purposes.

6.3          Non-Competition by Sellers.

(a)         Noncompetition.  For a period of five (5) years after the Closing Date, no Seller will, anywhere in Maine, New Hampshire, Vermont or Massachusetts, directly or indirectly (i) engage in any business or activity that competes with the Business, or (ii) invest in, own, manage, operate, finance, control, advise, render services to or guarantee the obligations of any Person engaged in or planning to become engaged in the Business, provided, however, that Sellers may collectively purchase or otherwise acquire up to (but not more than) an aggregate of three percent (3%) of any class of the securities of any Person (but may not otherwise participate in the activities of such Person) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Exchange Act.

(b)          Nonsolicitation and Nonhire.  For a period of five (5) years after the Closing Date, no Seller will, directly or indirectly:

(i)          solicit the business of any Person who is a customer of the Purchaser or its Affiliates with respect to the Business;

(ii)         cause, induce or attempt to cause or induce any customer, supplier, licensee, licensor, franchisee, employee, consultant or other business relation of the Purchaser or its Affiliates to cease doing business with such parties, to deal with any competitor of the Purchaser or its Affiliates, or in any way interfere with its relationship with such parties in each case with respect to the Business;

(iii)      cause, induce or attempt to cause or induce with respect to the Business any customer, supplier, licensee, licensor, franchisee, employee, consultant or other business relation of the Company on the Closing Date or within the year preceding the Closing Date to cease doing business with the Purchaser or its Affiliates, to deal with any competitor of the Purchaser or its Affiliates, or in any way interfere with its relationship with such parties with respect to the Purchaser, its Affiliates or the Business; or

(iv)      hire, retain or attempt to hire or retain any employee or independent contractor of the Purchaser or its Affiliates (current, or former if such Person was an employee or independent contractor in the twelve-month period prior to the relevant time period or was an employee or independent contractor of the Company during the twelve-month period prior to the Closing) or in any way interfere with the relationship between the Purchaser and its Affiliates, and any of its employees or independent contractors; provided the foregoing shall not  prohibit  the Sellers from making a general solicitation not directed at employees of the Purchaser or its Affiliates.

(c)         Modification of Covenant.  If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in Section 6.3 is invalid or unenforceable, then the parties agree that the court or tribunal will have the power to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.  This Section 6.3 will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.  Sellers acknowledge this Section 6.3 is reasonable and necessary to protect and preserve the Purchaser’s and its Affiliates legitimate business interests.  Sellers also acknowledge that the Business and the business engaged in by the Purchaser and its Affiliates has a worldwide scope.

(d)        Enforcement of Covenant.  The parties agree that the remedy of damages at law for the breach of any of the covenants contained in this Section 6.3 is an inadequate remedy and that no Seller will challenge the enforceability or reasonableness of the covenants set forth in this Section 6.3.  In recognition of the irreparable harm that a violation by a Seller of any of the covenants, agreements or obligations arising under this Section 6.3 would cause the Purchaser or its Affiliates, Sellers agree that in addition to any other remedies or relief afforded by law, an injunction against an actual or threatened violation or violations may be issued against a Seller without posting a bond or other security.  In the event of an action to enforce the covenants in this Section 6.3, the Purchaser will be entitled to be reimbursed for actual attorney’s fees incurred by such party with respect to such action.  Sellers acknowledge and expressly consent to the governing law and exclusive jurisdiction provisions set forth in Section 8.8 with respect to this Section 6.3.  In the event a Seller violates any provisions of this Section 6.3 hereof, then, in such event the period of the violation will be added to the restricted period set forth in such section with regard to such Seller.

6.4         Transfer Taxes.  The Company and the Purchaser will each be responsible for fifty percent (50%) of all stamp, transfer, documentary, sales, use, value added, registration, property, excise and other such taxes and fees relating thereto (including any penalties, interest and additions to such taxes) incurred in connection with this Agreement, all other agreements or instruments contemplated herein and the transactions contemplated hereby, and the Company will make all filings, returns, reports and forms as may be required to comply with the provisions of all applicable tax laws.

6.5          Payment of Excluded Liabilities.  The Company will pay, or make adequate provision for the payment, in full (or such reduced amount as is mutually agreed upon by the vendor and the Company) all of the Excluded Liabilities of the Company.  If any such Excluded Liabilities are not so paid or provided for, or if the Purchaser reasonably determines that failure to make any payments will impair the Purchaser’s use or enjoyment of the Assets or conduct of the Business previously conducted by the Company with the Assets, the Purchaser may, at any time after the Closing Date, elect to make all such payments directly (but will have no obligation to do so) and will be promptly reimbursed by Sellers, jointly and severally, for the amount paid by the Purchaser (or at the Purchaser’s election, the Purchaser may offset such amount against the Indemnity Escrow Amount or any payment due to Sellers).

6.6        Post-Closing Reconciliation of Accounts.  From and after Closing, each Seller or a representative thereof agrees that if such party receives or collects any payments or funds in respect of any Assets or any other funds or payments owing or belonging to the Purchaser under this Agreement or relating to the operations of the Business after the Closing, then such party will within three days of receipt of such items notify, and forward such misdirected payments or funds to, the Purchaser.

6.7        Non-Assignable Contracts and Permits.  Nothing in this Agreement will be construed as an attempt to assign to the Purchaser any Contract or Permit, which is by Law or its terms non-assignable or the assignment of which would constitute a violation of applicable Law, or any Contract.  Pending the assignment of any Purchased Contracts, the Company will hold the Purchased Contracts for the benefit and at the risk of the Purchaser and will cooperate with the Purchaser in any lawful and reasonable arrangements designed to provide the benefits of ownership thereof to the Purchaser.

6.8        Disclosure.  A document will be considered “made available”, “delivered”, or other substantially similar terms if the document was provided to the Purchaser and its representatives or was posted to the applicable data site and continuously available for review for a period of two business days prior to the Closing Date.

6.9          Dissolution of the Company.  Sellers agree not to dissolve or cause the dissolution of the Company before December 31, 2022, without the prior written consent of the Purchaser.

ARTICLE VII
Definitions

7.1          Definitions.  For the purposes hereof, the following terms have the meanings set forth below:

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, Contract or otherwise.

“Cash” means cash, cash equivalents and short-term investments (net of amounts for outstanding checks or similar uncleared amounts).

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means any information with respect to the Business that the Company treats as proprietary and that it does not in the Ordinary Course of Business disclose to any Person outside the Company concerning the businesses and affairs of the Company excluding any information that (a) was in the public domain at the time of disclosure, (b) is published or otherwise comes into the public domain after its disclosure through no violation of this Agreement, (c) is disclosed to the recipient by a third party not under an obligation of confidence, or (d) is already known by the recipient at the time of its disclosure as evidenced by written documentation of the recipient existing prior to such disclosure.

“Contracts” means all oral or written contracts, agreements, instruments and other documents to which a Person is a party or by which it or its assets is or are bound.

“Current Liabilities” means trade accounts payable and certain other current liabilities (including accrued vacation) included in the Assumed Liabilities, if any, and such current liability is included in the Working Capital Methodology.

“Environmental Laws” means all Laws concerning pollution or protection of the environment and natural resources human health and safety, or Hazardous Substances including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control or cleanup of any Hazardous Substances, each as amended and as now or hereafter in effect, and those assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or safety or the environment.

“GAAP” means United States generally accepted accounting principles consistently applied, as in effect from time to time.

“Government Entity” means individually, and “Government Entities” means collectively, any federal, state or local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, domestic or foreign.

“Hazardous Substances” means (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, including without limitation the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.); and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“Indebtedness” means, with respect to any Person at any date, without duplication: (a) all obligations of such Person for borrowed money or in respect of loans or advances; (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments (including, without limitation, any seller notes issued in connection with any acquisition undertaken by the Company); (c) all obligations of such Person that are not characterized as current liabilities under GAAP  (d) all obligations in respect of letters of credit, whether or not drawn, and bankers’ acceptances issued for the account of such Person; (e) all capital lease obligations of such Person determined in accordance with GAAP; (f) all obligations of such Person secured by a contractual lien; (g) all guarantees of such Person in connection with any of the foregoing; (h) all Pandemic-Relief Debt;  or (i) any accrued interest, prepayment premiums or penalties or other costs or expenses related to any of the foregoing.

“Insider” means (a) any officer, manager, governor, member or owner of the Company; (b) any individual related by blood, marriage or adoption to any individual listed in clause (a) hereof; or (c) any Person in which any individual listed in clauses (a) or (b) hereof has a beneficial interest.

“Knowledge” means the knowledge of such Person after reasonable inquiry and “Knowledge” as it is applied to the Company, means the knowledge of John P. Comeau and/or Sharon Comeau after reasonable inquiry.

“Laws” means all statutes, laws, codes, ordinances, regulations, rules, orders, judgments, writs, injunctions, acts or decrees of any Government Entity.

“Leased Real Property” means the real property leased by the Company at 50B Northwestern Drive, Units 1 and 2, Salem NH 03079.

“Liability” or “Liabilities” means any liability or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

“Lien” or “Liens” means any mortgage, pledge, security interest, right of first refusal, option, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), any sale of receivables with recourse against the Company, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute, or any subordination arrangement in favor of another Person.

“Material Adverse Effect” means any event, change, circumstance, effect, or state of facts that, when considered individually or in the aggregate, is, or is likely to be, materially adverse to (a) the Business, financial condition, prospects, or results of operations of the Company, taken as a whole, or (b) the ability of the Sellers to perform their obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“Material Contract” means, with respect to the Business, (a) any Contract for the acquisition or sale of any securities or any substantial portion of the Assets or Business of or to any other Person whether completed or pending; (b) any continuing Contract which requires the Company to purchase materials, supplies, equipment, services or data involving in the case of any such Contract or agreement more than $50,000 over the remaining life of such Contract or $10,000 per annum; (c) any customer Contract with annual revenues in excess of $10,000; (d) any indenture, mortgage, note, loan agreement, equipment financing agreement, installment obligation, or other Contract, agreement or instrument relating to Indebtedness; (e) any Contract for capital expenditures with remaining obligations in excess of $20,000; (f) any Contract which contains non-competition, non-solicitation, or other similar provisions limiting or restraining the Business; (g) any confidentiality, secrecy, or non-disclosure agreement entered into outside the Ordinary Course of Business, (h) any Contract pursuant to which Company is a lessor or lessee of any real property, machinery, equipment, motor vehicles, office furniture, fixtures or other personal property; (i) any Contract involving a Related Party Transaction; (j) any Contract to provide a guaranty, indemnification, reimbursement, contribution, assumption or endorsement of, or any substantially similar commitment with respect to, the obligations, Liabilities or Indebtedness of any other Person except Contracts containing standard indemnification provisions entered into in the Ordinary Course of Business; (k) any investment banking, placement, broker or substantially similar Contract; (l) any consulting Contract involving payments during any 12-month period of $25,000 or more; (m) any distribution, reseller, dealer, agency, franchise, advertising, revenue sharing, alliance, joint venture, marketing or similar Contract of the Company; (n) any employment, independent contractor or similar agreement that provides for the payment of money or receipt of benefits or payments or otherwise triggers material obligations, in any case solely as a result of the consummation of any of the transactions contemplated by this Agreement, (o) any Contract which individually, or collectively with related Contracts, represents a material portion of the Company’s revenue or is otherwise material to the Business, (p) any powers of attorney that are currently effective, (q) any surety bonds, performance bonds, or other similar bonds, or (r) any non-competition, non-solicitation, assignment of invention or confidentiality agreement entered into with any employee of the Company.

“Ordinary Course of Business” means the ordinary course of business of the Company, as applicable, consistent with past practice, including with regard to nature, frequency and magnitude.

“Organizational Documents” means the articles or certificate of incorporation or organization, bylaws, limited liability company agreement, partnership agreement or other governing documents of an entity.

“Outstanding Transaction Expenses” means any unpaid fees and expenses payable by or on behalf of the Sellers relating to the negotiation, execution, and delivery of any letter of intent or term sheet, this Agreement, and any other Transaction Documents, as well as the consummation of the transactions contemplated hereby and thereby, that are incurred by or on behalf of, or charged to a Seller, including (a) all legal, tax, accounting, financial, any brokerage fees, commissions, finders’ fees, investment banking fees or financial advisory fees, and other advisory and consulting fees, (b) the payment of any assignment or consent fees, (c) any obligations or agreements of the Company for payments relating to a change of control of the Company, “stay” bonus, transaction retention, pursuant to option or equity awards, or other similar obligations or payments that may be owed or are otherwise payable (whether or not legally obligated to be paid) to any Person, in each case, including the employer’s portion of any payroll, social security, unemployment or similar Taxes related to such payments along with any increased benefits cost, and (d) other amounts that may become payable by a Seller in connection with the negotiation, execution, and delivery of this Agreement and the Transaction Documents, or the consummation of the transactions contemplated hereby and thereby.

“Permitted Lien” means Liens (a) for Taxes and other governmental charges and assessments that are not yet due and payable, or (b) identified on Schedule 3.7.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Government Entity.

“Personal Information” means information, in any form, that could be used (alone or in combination with other information) to directly or indirectly identify, contact or track an individual.  This includes, without limitation, information covered by any Laws relating to the security, privacy, or processing of personal information in any form.

“Personal Information Obligations” means the Company’s privacy policies or notices, other policies, terms of use, terms and conditions, Contracts, documents, promises or representations to any Persons, and any applicable Laws, guidance, industry standards, or certifications, regarding Processing of Personal Information, privacy, or data security.

“Processing” means the collection, use, interception, alteration, modification, storage, receipt, purchase, sale, maintenance, transmission, transfer, disclosure, processing or use of Personal Information.

“Related Party Transaction” means any Contract, arrangement, or understanding under which a company or its Insiders (a) has borrowed any monies from or has outstanding any indebtedness or other similar obligations to the Company or their Affiliates; (b) owns any direct or indirect interest of any kind in, or is a governor, manager, officer, member, employee, partner, equity owner, consultant or lender to, or borrower from, or has the right to participate in the management, operations or profits of, any Person that is (i) a competitor, supplier, customer, distributor, lessor, tenant, creditor or debtor of the Company, or (ii) participates in any transaction to which the Company is a party; or (c) is or has been a party to any Contract, arrangement, understanding or transaction with the Company.

“Tax” or “Taxes” means federal, state, county, local, foreign or other income, gross receipts, ad valorem, franchise, profits, sales or use, transfer, registration, excise, utility, environmental, communications, real or personal property, capital stock, license, payroll, wage or other withholding, employment, social security, severance, stamp, occupation, escheat, abandoned or unclaimed property, alternative or add-on minimum, estimated and other taxes of any kind whatsoever (including deficiencies, penalties, additions to tax, and interest attributable thereto) whether disputed or not.

“Tax Return” means any return, information report or filing with respect to Taxes, including any schedules attached thereto and including any amendment thereof.

“Working Capital Target” means an amount equal to $100,000.

ARTICLE VIII
Miscellaneous

8.1       Fees and Expenses.  The Purchaser will be responsible for all costs and expenses incurred by the Purchaser and its Affiliates in connection with the negotiation, preparation and entry into this Agreement and the consummation of the transactions contemplated hereby.  Sellers will be responsible for costs and expenses incurred by Sellers in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby.

8.2         Remedies.  Except as expressly provided in this Agreement, any Person having any rights under any provision of this Agreement will be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by Law.  Except as expressly provided in this Agreement, all such rights and remedies will be cumulative and non-exclusive, and may be exercised singularly or concurrently.  The parties acknowledge that any breach of this Agreement may cause substantial irreparable harm to the other party.  Therefore, this Agreement may be enforced in equity by specific performance, temporary restraining order and/or injunction.  The rights to such equitable remedies will be in addition to all other rights or remedies which a party may have under this Agreement or under applicable Law.

8.3        Consent to Amendments; Waivers.  This Agreement may be amended, or any provision of this Agreement may be waived upon the approval, in writing, executed by the Purchaser and Sellers.  No course of dealing between or among the parties hereto will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any such party or such holder under or by reason of this Agreement.

8.4        Successors and Assigns; Public Disclosure.  This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated by a Seller without the prior written consent of the Purchaser.  Notwithstanding the foregoing, (a) the Purchaser may assign in whole or in part its rights and obligations pursuant to this Agreement to one or more of its Affiliates, (b) the Purchaser may assign this Agreement and its rights and obligations under this Agreement in connection with a merger or consolidation involving the Purchaser, or in connection with a sale of substantially all of the equity or assets of The Purchaser or other disposition of substantially all of the Business, and (c) the Purchaser may assign any or all of its respective rights pursuant to this Agreement or the ancillary documents hereto, including its rights to indemnification, to any of its lenders as collateral security.  No Seller will release any public statement concerning this Agreement or the transactions contemplated hereby without the prior written consent of the Purchaser except as may be required by applicable Law.  Additionally, post-Closing Seller may assign to its sole shareholder all rights to (i) the Common Stock of iSun, Inc., Inc., (ii) the earnout installments, and (iii) the future disbursement of proceeds from the Indemnity Escrow Account and the Working Capital Escrow Fund.

8.5         Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance will be held to be prohibited by, illegal or unenforceable under applicable Law or rule in any respect by a court of competent jurisdiction, such provision will be ineffective only to the extent of such prohibition, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

8.6         Counterparts.  This Agreement may be executed in counterparts (including by means of facsimile or pdf signature pages), any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same agreement.

8.7        Entire Agreement.  This Agreement and the agreements and documents referred to herein contain the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way, including, without limitation, the Letter of Intent dated July 26, 2021.

8.8          Governing Law; Forum; Waiver of Jury.

(a)        All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the Schedules and Exhibits hereto will be governed by, and construed in accordance with, the Laws of the State of Delaware without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.  In furtherance of the foregoing, the internal Laws of the State of Delaware will control the interpretation and construction of this Agreement (and all Schedules and Exhibits hereto), even though under that jurisdiction’s choice of law or conflict of law analysis, the substantive Law of some other jurisdiction would ordinarily apply.  Any judicial proceeding brought with respect to this Agreement must be brought in any court of competent jurisdiction in the State of Delaware, and, by execution and delivery of this Agreement, each party (a) accepts, generally and unconditionally, the exclusive jurisdiction of such courts and any related appellate court, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement and (b) irrevocably waives any objection it may now or hereafter have as to the venue of any such suit, action or proceeding brought in such a court or that such court is an inconvenient forum.  Each party waives the right to a jury trial.

8.9        Attorney-Client Privilege.  The parties intend that, at all times after the Closing, the Purchaser will have the right in its discretion to assert or waive any attorney work product protections, attorney-client privileges and similar protections and privileges relating to the Assets and Assumed Liabilities.

8.10       Notices.  All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally to the recipient or when sent by facsimile followed by delivery by reputable overnight courier service, or one day after being sent to the recipient by reputable overnight courier service (charges prepaid).  Such notices, demands and other communications will be sent to the Purchaser or Sellers at the addresses indicated below or to such other address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party.  All notices, demands and other communications hereunder may also be given by any other means (including electronic mail), but will not be deemed to have been duly given unless and until it is actually received by the intended recipient (or with respect to electronic mail, no bounce back was received indicating the e-mail was not delivered).

To the Company and/or the Equityholder:

Liberty Electric, Inc.
Attn: Mr. John P. Comeau
P.O Box 165
North Salem, NH 03073
E-Mail: jcomeau@libertyelectricnh.com

with a copy to (which will not constitute notice to the Sellers):

PretiFlaherty
P.O. Box 1318
Concord, NH 03302
Attn: John M. Sullivan, Esq.
Fax: (603) 410-1501
E-mail: jsullivan@preti.com

To the Purchaser:

John Stark Electric, Inc.
50 B Northwestern Drive, Unit 1
Salem, NH 03079
Attn: Mr. Kip Myrick
E-Mail: kip@libertyelecticnh.com

with a copy to (which will not constitute notice to the Purchaser):

Merritt & Merritt
60 Lake Street, P.O. Box 5839
Burlington, VT 05402
Attn: H. Kenneth Merritt, Jr., Esq.
Fax: (802) 658-0978
E-Mail: kmerritt@merritt-merritt.com

 [Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement on the date first written above.

PURCHASER:

JOHN STARK ELECTRIC, INC.

By:	/s/ John Sullivan
Name:	John Sullivan
Title:	CFO

SELLERS:

LIBERTY ELECTRIC, INC.

By:	/s/ John P. Comeau
Name:	John P. Comeau
Title:	President

/s/ John P. Comeau
John P. Comeau

Exhibit A

Net Working Capital Methodology

Accounts Receivable
Plus: Inventory
Plus: Costs in Excess of Billings
Plus: Prepaid Assets

Minus:

Accounts Payable
Plus: Billings in Excess of Costs